UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 19, 2026

ENVIROTECH VEHICLES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-38078	46-0774222
(Commission File Number)	(IRS Employer Identification No.)
7510 Ardmore Street Houston, TX	77054
(Address of Principal Executive Offices)	(Zip Code)

(870) 970-3355

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

☐	Pre -commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐	Pre -commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.00001 par value	EVTV	Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.          Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 19, 2026, Envirotech Vehicles, Inc., a Delaware corporation ("EVTV" or the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among (i) the Company, (ii) Azio AI Corporation, a Delaware corporation ("Azio AI"), and (iii) EV-AZ Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Azio AI (the "Merger"), with Azio AI continuing as the surviving corporation and a wholly owned subsidiary of the Company (the "Surviving Corporation").

Merger Consideration

At the effective time of the Merger (the "Effective Time"), each share of Azio AI common stock issued and outstanding immediately prior to the Effective Time (other than shares held in treasury or held by Azio AI or Merger Sub and shares for which appraisal rights are properly demanded and perfected in accordance with the Delaware General Corporation Law) will be converted into the right to receive a pro rata portion of an aggregate of 100,000,000 shares of EVTV common stock (the "Merger Consideration"). No fractional shares of EVTV common stock will be issued in the Merger, and any holder who would otherwise be entitled to receive a fractional share of EVTV common stock will instead receive the number of shares of EVTV common stock rounded to the nearest whole share.

Prior to the date of the Merger Agreement, the Company delivered to Azio AI a cash deposit of $500,000 (the "Deposit").

Closing; Effective Time

The closing of the Merger (the "Closing") is expected to occur on the third business day following the satisfaction or waiver of all conditions to closing set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time as the parties may agree in writing. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (or at such later time as may be specified in the certificate of merger).

At the Effective Time, (a) Merger Sub will merge with and into Azio AI and Azio AI will continue as the Surviving Corporation, (b) all property, rights, privileges, powers and franchises of Azio AI and Merger Sub will vest in the Surviving Corporation, and (c) all debts, liabilities and duties of Azio AI and Merger Sub will become those of the Surviving Corporation.

Board of Directors and Officers Following the Merger

Prior to the Closing, the Company's board of directors (the "Board") is required to take all actions necessary to, effective as of the Effective Time, expand the Board to seven directors to be comprised of two persons designated by Azio AI, one person designated by the Board, and four persons jointly agreed upon by Azio AI and the Company, who satisfy all applicable independence requirements of the Nasdaq Stock Market (“Nasdaq”) and the U.S. Securities and Exchange Commission (the “SEC”).

The Merger Agreement further contemplates that, effective as of the Effective Time, the following individuals will be appointed to serve as officers of the Company: Chris Young as Chief Executive Officer, Simon Yu as Chief Operations Officer, Jason Maddox as Chief Financial Officer, Elgin Tracy as President of Energy, David Shiue as Chief Business Development Officer, Gary Chen as Chief Product Officer, and Jenny Yang as Chief Administrative Officer. The Merger Agreement also provides that any directors and officers of the Company who will not continue in their positions following the Effective Time will resign effective as of the Closing.

Registration Statement; Proxy Statement; Stockholder Meeting

As promptly as reasonably practicable following the date of the Merger Agreement, the Company and Azio AI will jointly prepare, and the Company will file with the SEC, a registration statement on Form S-4 (the "Registration Statement") containing a proxy statement/prospectus relating to the stockholder vote described below and registering the shares of EVTV common stock to be issued as Merger Consideration.

The Company will convene a meeting of its stockholders (the "Stockholder Meeting") to seek stockholder approval of the following proposals (collectively, the "Transaction Proposals"): (i) election of the directors of the Company effective as of the Closing, as contemplated by the Merger Agreement, (ii) approval of the issuance of shares of EVTV common stock in connection with the Merger, (iii) adoption of a new equity incentive plan in the form attached to the Merger Agreement, and (iv) approval and adoption of an amended and restated certificate of incorporation of the Company to, among other things, change the Company's name from "Envirotech Vehicles, Inc." to "Azio AI Holdings, Inc." and make such other changes as described in the form of amended and restated certificate of incorporation attached to the Merger Agreement.

Conditions to the Merger

Consummation of the Merger is subject to the satisfaction or waiver of customary conditions, including, among others: (i) receipt of the required approval of EVTV stockholders with respect to the issuance of shares of EVTV common stock in connection with the Merger (the “EVTV Stockholder Approval”), (ii) the Registration Statement having been declared effective by the SEC and no stop order or proceeding seeking a stop order being pending or threatened, (iii) the absence of any law or order of any governmental authority that prohibits, enjoins or makes illegal the consummation of the Merger, and (iv) the approval for listing on Nasdaq of the shares of EVTV common stock to be issued as Merger Consideration, subject to official notice of issuance, and the continued listing of EVTV common stock on Nasdaq.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties made by the parties to each other relating to their respective businesses and the transactions contemplated by the Merger Agreement. The Merger Agreement also contains customary covenants, including covenants relating to the conduct of business by Azio AI and the Company prior to the Closing and obligations of the parties to cooperate in seeking required regulatory approvals.

Termination

The Merger Agreement may be terminated under certain circumstances, including by either party if: (i) the Effective Time has not occurred on or before December 31, 2026 (the "Outside Date"), subject to certain extensions and limitations set forth in the Merger Agreement, or (ii) the required approval of EVTV stockholders has not been obtained at the Stockholder Meeting (or any adjournment or postponement thereof).

Upon a termination of the Merger Agreement under specified circumstances, including (i) termination by Azio AI due to a breach or default by the Company under certain circumstances, or (ii) termination by the Company due to the failure to obtain the EVTV Stockholder Approval or in order to enter into a definitive agreement with respect to a Superior Offer (as defined in the Merger Agreement), the Company would be required to pay Azio AI a termination fee equal to $500,000, and Azio AI would be entitled to retain the Deposit. Upon a termination of the Merger Agreement by the Company due to a breach or default by Azio AI under certain circumstances, Azio AI would be required to return the Deposit to the Company.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Item 5.01.          Change in Control of Registrant.

The information set forth in Item 1.01 is incorporated by reference into this Item 5.01.

Item 5.02.         Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officer.

Services Agreement

On May 19, 2026, the Company entered into a Services Agreement (the "Shell Castle Agreement") with Shell Castle LLC, a Puerto Rico limited liability company ("Shell Castle") that is wholly owned by Jason Maddox, the Company’s President and Interim Chief Financial Officer, pursuant to which Shell Castle will provide executive management services to the Company through a designated principal (initially Mr. Maddox), who will serve as President and Interim Chief Financial Officer of the Company, or such other positions as may be mutually agreed upon and approved by the Board. On May 19, 2026, the Company also entered into a Services Agreement (the "Met Agreement" and, together with the Shell Castle Agreement, each a “Service Agreement” and, collectively, the “Service Agreements”) with Met Consulting LLC, a Puerto Rico limited liability company ("Met" and, together with Shell Castle, each a “Service Provider” and, collectively, the “Service Providers”) that is wholly owned by Elgin Tracy, the Company’s Chief Operating Officer, pursuant to which Met will provide executive management services to the Company through a designated principal (initially Mr. Tracy), who will serve as Chief Operating Officer of the Company, or such other positions as may be mutually agreed upon and approved by the Board.

Pursuant to each Services Agreement, the applicable Service Provider will receive annual base compensation of $500,000, payable in equal monthly installments, subject to annual review and increase (but not decrease). Such Service Provider will also receive a monthly car allowance of $2,000, guaranteed for a period of 36 months regardless of any termination of the applicable Services Agreement (other than in the event of a material breach thereof by the Service Provider), and comprehensive health benefits. Each Services Agreement may be terminated by either party thereto without cause upon 60 days' prior written notice. Upon a termination by the Company without "Cause" (as defined in the applicable Services Agreement) or by the Service Provider for "Good Reason" (as defined in the applicable Services Agreement), such Service Provider will be entitled to continuation of annual base compensation for a severance period of 24 months, plus a lump sum payment equal to one year’s annual base compensation, conditioned on the Service Provider’s execution (and non-revocation) of a release of claims in favor of the Company. In addition, upon a Change in Control (as defined in the Services Agreement), each Service Provider will receive a grant of 1,500,000 shares of EVTV’s common stock, subject to the approval by the Company’s shareholders of a sufficient number of shares available for issuance under the Company’s equity plan, which will immediately vest in full upon grant. In addition, in recognition of the applicable Service Provider’s accomplishments on behalf of the Company, such Service Provider will receive a total of $500,000 in 2026 and $500,000 in 2027, which will not be contingent on the Service Provider’s continued service with the Company.

The foregoing description of the Shell Castle Agreement and Met Agreement is not complete and is qualified in its entirety by reference to the full text of the Shell Castle Agreement and Met Agreement, copies of which are attached hereto as Exhibits 10.1 and 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Amendment to Employment Agreement

On May 19, 2026, the Company entered into an amendment (the “Amendment”) to the Employment Agreement, dated December 31, 2021 (as amended, the “Employment Agreement”), by and between the Company and Phillip W. Oldridge, the Company’s Chief Executive Officer.

The Employment Agreement was amended to provide that Mr. Oldridge will receive annual base compensation of $500,000, payable in semi-monthly installments consistent with the Company’s payroll practices, subject to annual review and increase. Mr. Oldridge will also receive a monthly car allowance of $2,000, guaranteed for a period of 36 months from May 2026 regardless of any termination of the Employment Agreement (other than in the event of a material breach thereof by Mr. Oldridge), and comprehensive health benefits. The Employment Agreement may be terminated by either party at any time upon 60 days' prior written notice (other than with respect to a termination by Mr. Oldridge, for “Good Reason” (as defined in the Employment Agreement)). Upon a termination by the Company without "Cause" (as defined in the Employment Agreement) or by Mr. Oldridge for "Good Reason", Mr. Oldridge will be entitled to continuation of annual base compensation for a severance period of 24 months, plus a lump sum payment equal to one year’s annual base compensation, conditioned on his execution (and non-revocation) of a release agreement pertaining to his Employment Agreement. In addition, upon a Change in Control (as defined in the Employment Agreement), Mr. Oldridge will receive a grant of 1,500,000 shares of EVTV’s common stock, subject to the approval by the Company’s shareholders of a sufficient number of shares available for issuance under the Company’s equity plan, which will immediately vest in full upon grant. In addition, in  recognition of his accomplishments on behalf of the Company, Mr. Oldridge will receive a total of $125,000 in, which will not be contingent on his continued service with the Company.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached hereto as Exhibit 10.3 to this Current Report on Form 8-K and incorporated herein by reference.

Item 8.01.          Other Events.

On May 20, 2026, the Company issued a press release announcing the signing of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information About the Proposed Transaction

In connection with the proposed Merger, the Company intends to file with the SEC the Registration Statement that will include a proxy statement of the Company and a prospectus of the Company, as well as other relevant documents concerning the proposed Merger. Investors and stockholders are urged to read the Registration Statement and the proxy statement/prospectus included therein and any other relevant documents filed with the SEC when they become available, because they will contain important information about the Company, Azio AI, and the proposed Merger. Investors and stockholders will be able to obtain copies of those documents free of charge at the SEC's website at www.sec.gov and from the Company's website at www.evtvusa.com/company/investor-relations/.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company, Azio AI, and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from EVTV's stockholders with respect to the proposed Merger under the rules of the SEC. Information about the directors and executive officers of EVTV is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on April 13, 2026, and in subsequent Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Registration Statement, the proxy statement/prospectus, and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described above.

Forward-Looking Statements

This Current Report on Form 8-K contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the proposed Merger, the expected timeline for completing the proposed Merger, the anticipated benefits of the proposed Merger, and any other statements about the Company's or Azio AI's future expectations, beliefs, goals, plans, or prospects. Forward-looking statements are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those expressed or implied by such forward-looking statements, including the risk that the proposed Merger will not be consummated within the expected time period or at all; the risk that a condition to closing the Merger may not be satisfied; the failure to obtain EVTV stockholder approval; changes in applicable laws or regulations; the possibility that the anticipated benefits of the proposed Merger are not realized when expected or at all; and other risks and uncertainties discussed in the Company's filings with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date of this filing except as required by applicable securities laws.

Item 9.01          Financial Statements and Exhibits

(a) Exhibits

Number	Description
2.1*	Agreement and Plan of Merger, dated May 19, 2026, by and among Envirotech Vehicles, Inc., Azio AI Corporation, and EV-AZ Merger Sub, Inc.
10.1	Services Agreement, dated May 19, 2026, by and between Envirotech Vehicles, Inc. and Shell Castle LLC.
10.2	Services Agreement, dated May 19, 2026, by and between Envirotech Vehicles, Inc. and Met Consulting LLC.
10.3	Amendment to Employment Agreement, dated May 19, 2026, by and between Envirotech Vehicles, Inc. and Phillip W. Oldridge.
99.1	Press Release of Envirotech Vehicles, Inc., dated May 20, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVIROTECH VEHICLES, INC.

Date: May 20, 2026	By:	/s/ Phillip W. Oldridge
Phillip W. Oldridge
Chief Executive Officer